SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ambev

MANUAL FOR THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

Date and Time: April 30, 2024, at 2:00 p.m.

INDEX

1.	MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

São Paulo, March 28, 2024.

To the Shareholders,

We are delighted to invite you to read our Manual (“Manual”) for the Ordinary and Extraordinary General Shareholders’ Meetings of Ambev S.A. (“Company”) to be held, cumulatively, on April 30, 2024, at 2:00 p.m., in an exclusively digital form, through Ten Meetings digital platform (“Digital Platform”), to be considered held, for the purposes of article 5, § 2, item I, § 3, and article 28, §§ 2 and 3, of the Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022 (“CVM Resolution 81/22”), at the Company’s headquarters (“AGOE” or “Shareholders’ Meetings”).

The main matters in the agenda for the AGOE are, in short: in the Ordinary Shareholders’ Meeting, (i) analysis and approval of the Management accounts and examination, discussion and voting on the financial statements of the Company for the fiscal year ended December 31, 2023; (ii) resolution on the allocation of the net profits for the year ended December 31, 2023 (iii) election of the effective and alternate members of the Fiscal Council for a term in office of one (1) year, which shall end on the Ordinary Shareholders’ Meeting to be held in 2025; (iv) establishment of the global compensation of the Management for the fiscal year of 2024; (v) establishment of the compensation of the members of the Fiscal Council for the fiscal year of 2024; and, in the Extraordinary Shareholders’ Meeting, (vi) amendment of the Company's By-laws to: (a) amend the heading of article 5, in order to reflect the capital increases approved by the Board of Directors up to the date of the AGOE, within the authorized capital limit; (b) rectify article 15, §5º, item “h”, to include the word “no”, expressly stating that for the purposes of characterizing the independency of the members of the Board of Directors of the Company, he/she must not have founded the Company nor has significant influence over it; (c) amend articles 22, 32 and 33, and exclude article 34, to reformulate the composition of the Board of Officers of the Company, renaming and redistributing the attributions of certain positions; and (vii) renumbering of articles and consolidation of the Company’s Bylaws.

The shareholders may: (i) send the distance voting instrument prior to the AGOE, or (ii) participate and vote during the AGOE through the Digital Platform, as indicated in this Manual.

We emphasize that the information and guidelines contained in this Manual do not replace or change the legislation or regulation applicable to general meetings and shareholders’ participation, which must be fully complied with.

All documents related to the Shareholders’ Meetings, including the Call Notice and the Management Proposal, are available to shareholders at the Company’s headquarters, as well as on its Investor Relations web page (http://ri.ambev.com.br), and on the web pages of CVM (https://www.gov.br/cvm) and B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br) on the world wide web.

Sincerely,

Michel Dimitrios Doukeris

2.	GENERAL INFORMATION – PROCEDURES AND DEADLINES

The participation of the shareholders in the AGOE is of great importance.

The Ordinary Shareholders’ Meeting will be declared open upon a first call with the attendance of shareholders representing at least 1/4 of the corporate capital. The Extraordinary Shareholders’ Meeting will be declared open upon a first call with the attendance of shareholders representing at least 2/3 of the corporate capital. We note that, should there not be sufficient quorum for declaring the Shareholders’ Meetings open, a new call will take place. Upon a second call, the Shareholders’ Meetings will be declared open with any number of shareholders present.

The shareholders may send a distance voting instrument prior to the Shareholders’ Meetings or upon prior registration, participate and vote during the Shareholders’ Meetings through the Digital Platform, as detailed below.

The shareholders who wish to do so may also simply participate in the Shareholders’ Meetings through the Digital Platform, whether or not they have sent a distance voting instrument. It is noted that, under the terms of the applicable regulations, the presiding board will disregard the distance voting instruments sent by shareholders who participate in the Shareholders’ Meetings through the Digital Platform and at that moment choose to vote during the Shareholders’ Meeting.

2.1.	PARTICIPATION THROUGH THE DIGITAL PLATFORM

Considering that participation in the AGOE will be exclusively digital, the shareholders, their representatives and/or attorneys-in-fact who wish to participate in the AGOE shall, by April 28, 2024, at 2:00 p.m., Brasília time, access the electronic address https://assembleia.ten.com.br/139020370, complete their registration and attach the documents listed below, proving their capacity as shareholder or shareholder representative, as applicable, necessary for the purposes of qualifying them to participate in the AGOE (“Registration”):

2.1.1.	Individuals

Identity document with photo of the shareholder (Identity Card (RG), Foreigner’s Identity Card (RNE), Driver’s License (CNH), passport or a document issued by a duly recognized professional association); and proof issued by the depository financial institution or custodian of the book-entry shares or in custody pursuant to article 41 of Law No. 6,404/76.

2.1.2.	Legal Entities

(a) Last consolidated bylaws or articles of association, as the case may be; (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its bylaws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney etc.; (c) identity document with photo of the legal representative(s); and (d) proof issued by the depository financial institution of the book-entry shares or in custody pursuant to article 41 of Law No. 6,404/76.

2.1.3.	Investment Funds

(a) Last consolidated regulations of the fund; (b) bylaws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund; (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be; (d) identity document with photo of the legal representative(s); and (e) proof issued by the depository financial institution of the book-entry shares or in custody pursuant to article 41 of Law No. 6,404/76.

2.1.4. Representation by Proxy

The shareholders may be represented by a proxy granted within less than one year, pursuant to article 126, §1 of Law No. 6,404/76. In this case, in order to take part in the AGOE, the shareholder’s representative must bear an instrument attesting the respective powers of representation at the AGOE.

The powers of attorney with special powers for representation at the AGOE shall be sent observing the terms, conditions and deadline established in item 2.1 of this Manual.

Exceptionally, in order to facilitate the participation in the AGOE, the Company waives the formalities of signature certification and notarization, consularization and sworn translation of the proxies granted by shareholders, as applicable, which may be signed via digital certificate.

As provided for in the regulations in effect, those who do not register under to the terms of this Manual until April 28, 2024, at 2:00 p.m., Brasília time, will not be able to participate in the Shareholders’ Meetings.

After sending the documents requested for participation in the Shareholders’ Meetings, the Company will analyze the Registration, and the shareholders (or their representatives, as the case may be) will receive, through the email used for the Registration, a message informing about the approval of their registration to participate in the AGOE or the reason for their rejection.

The shareholders (or their representatives, as the case may be) whose Registration has been rejected will be allowed to settle the pending issue identified until 10:00 a.m., Brasília time, on April 30, 2024.

Once the Company validates their capacity and document conformity after Registration, each shareholder (or their representative, as the case may be) will be accredited to participate in the AGOE.

On the day of the Shareholders’ Meetings, each shareholder (or their representative, as the case may be) accredited by the Company shall participate in the AGOE by accessing the Digital Platform and clicking on the button “Access Video Call” (Acessar Videconferencia), which will be available for access from 1:00 p.m. on April 30, 2024.

It will not be possible for any person to join the Shareholders’ Meetings through the Digital Platform, regardless of previous Registration, from 2:00 p.m. on April 30, 2024.

The Company recommends that qualified shareholders (or their representatives, as the case may be) familiarize themselves with the Digital Platform in advance, including upon consultation of the platform access guide available, and verify the compatibility of their equipment with the use of the Digital Platform. The participant shall access the Digital Platform using the browsers Google Chrome or Microsoft Edge to ensure a better experience.

It is also recommended that the shareholders or their representatives (as applicable) join the AGOE at least 30 minutes in advance of the schedule start time, with the purpose of ensuring the registration of their access and their participation in the Shareholders’ Meetings.

The shareholders who participate in the AGOE through the Digital Platform will be considered present and signatory of the respective minutes, pursuant to article 47, § 1, of CVM Resolution 81/22. It is maintained that only the shareholders (or their representatives, as the case may be) who register in advance and access the Digital Platform on the date of the Shareholders’ Meetings, in the manner and period set forth in this Manual, will be considered present.

Additionally, the Company recommends that, during the AGOE, participants use headphones, keep their microphones muted and their cameras turned off, except when speaking, in order to avoid instability in the connection and improve audio quality, it being hereby permitted to the members of the presiding board of the Shareholders’ Meetings to turn off cameras and microphones, when the floor is not open to the participants.

Notwithstanding the foregoing, the Digital Platform will provide a written and instant dialogue box for communication with the presiding board and among the participants. Shareholders, or their representatives, who wish to take the floor to make a statement on any matter not related to the Shareholders’ Meetings agenda must use the usual channels of contact with the Company, through the Investor Relations Department.

The Company emphasizes that it will be the sole responsibility of the shareholders, or their representatives, to ensure the compatibility of their equipment with the use of the Digital Platform. Under the terms of the applicable regulations, the Company will not be responsible for any operational or connection problem that the shareholders, or their representatives, may face that makes it difficult or impossible for them to participate in the AGOE that is not under the control of the Company, such as Internet connection instability or incompatibilities with the qualified shareholders’ equipment (or their representative’s equipment).

The Digital Platform provided by the Company complies with the requirements set forth in article 28, § 1, of CVM Resolution 81/22, namely: (a) the possibility of making statements and simultaneous access to documents presented during the AGOE that were not previously made available; (b) the full recording of the Shareholders’ Meetings; and (c) the possibility of communication among the shareholders.

The shareholders (or their representatives) who are present at the Shareholders’ Meeting, hereby authorize the Company to use any information recorded at the AGOE to register the possibility of making statements and visualization of the documents presented during the AGOE; register the authenticity and security of communications during the Shareholders’ Meetings; register the attendance and vote cast; comply with a legal order from competent authorities; and defend the Company, its managers and contracted third parties, in any judicial, arbitration, regulatory or administrative level. Finally, the Company informs that the AGOE will be fully recorded, pursuant to the applicable regulations.

2.2.	DISTANCE VOTING

The shareholder that elects to exercise its distance voting right may do so by sending its voting instrument to the services providers that are able to collect and transmit instructions for filling out the instrument, or directly sending the instrument to the Company, as described below.

Sending the Voting Instrument through Service Providers

The shareholders may send the instructions for completion of the distance voting instrument to service providers which provide services of collection and transmission of instructions for completion of the distance voting instrument, namely:

(i)	the shareholder’s custodian, in case the shares are deposited in a central depository; or

(ii)	Banco Bradesco S.A., as the financial institution hired by the Company to provide securities bookkeeping services, in case the shares are not deposited in a central depository.

Sending the Voting Instrument Directly to the Company

If the shareholder wishes to vote at distance by sending the voting instrument directly to the Company, it shall send the instrument filled out, together with the documents indicated below, to the email of the Company’s Investor Relations Department (ri@ambev.com.br), or physically, to the Company’s address, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, ZIP Code 04530-001, São Paulo/SP, to the attention of the Investor Relations Department (Departamento deRelações com Investidores), pursuant to article 27 of CVM Resolution 81/22:

(i)           distance voting instrument concerning the general meeting, duly filled out and signed, with all its pages initialed, being allowed signatures by digital certificate;

(ii)         extract containing their respective stock ownership; and

(iii)        copy of the following documents:

•      for individuals - identity document with photo of the shareholder;

•      for legal entities - (a) last consolidated bylaws or articles of association, as the case may be, (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its bylaws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney etc., and (c) identity document with photo of the legal representative(s);

•      for investment funds - (a) last consolidated regulations of the fund, (b) bylaws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund, (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be, and (d) identity document with photo of the legal representative(s).

The following identity documents will be accepted, provided they have a photo of the bearer: Identity Card (RG), Foreigner’s Identity Card (RNE), Driver’s License (CNH), passport or a document issued by a duly recognized professional association.

Exceptionally, the Company waives the formalities of signature certification and notarization, consularization and sworn translation for items (i) to (iii) above, with the free translation of documents sufficient for the purposes of accepting distance voting instruments sent directly to the Company.

The distance voting instruments, along with their respective documentation under the terms of this Manual, will only be considered at the AGOE if received by the Company, in good order and in compliance with the provisions above, with at least 7 days in advance of the date of the AGOE, therefore, until April 23, 2024, included. Pursuant to Article 46 of CVM Resolution 81/22, the Company will inform the shareholder whether the documents received are sufficient for the vote to be deemed valid or the procedures and terms for any rectification or for resending, if necessary.

If any shareholder wishes to include proposals for candidates to be members of the Fiscal Council in the distance voting instruments, it will be required to submit such proposals by mail to Rua Dr. Renato Paes de Barros, 1017, 4th floor, ZIP Code 04530-001, São Paulo/SP, to the attention of the Investor Relations Department (Departamento de Relações com Investidores), along with the documents concerning the proposal (including the information mentioned in Article 38 of CVM Resolution 81/22) and the status and interest of the shareholder, within the terms and in the manner established in the applicable regulation.

2.3.	MECHANISMS FOR CONFLICT OF INTERESTS MANAGEMENT

According to the practice recommended in the Brazilian Code of Corporate Governance (Código Brasileiro de Governança Corporativa), the Company has mechanisms for managing conflicts of interests in the voting submitted to the Shareholders’ Meetings.

Article 115, §1 of Law No. 6,404/76 provides that the shareholder may not vote on the resolutions at the shareholders’ meeting that relate to the appraisal report of assets to which the shareholder may contribute on the formation of the capital stock and to the approval of its accounts as manager, nor in any other resolutions that might benefit the shareholder in a particular way, or in which the shareholder has a conflicting interest with the Company’s interest.

During the AGOE, in case of allegation, by any of the shareholders present at the meeting, of an alleged conflict of interest of another shareholder that impedes him of voting at the meeting, or, even, in case of occurrence of another legal hypothesis of voting impediment (including, as the case may be, of participation in a separate voting for the election of a member of the Fiscal Council), and if the shareholder himself has not declared an impediment, the chairman or secretary of the meeting shall postpone the resolution in order to listen and receive such allegation (which shall include the name of the shareholder in potential conflict, the matter to be resolved and the alleged existent conflict), with the possible manifestation in contrary from the relevant shareholder, before putting the matter to a vote. The chairman of the meeting himself may, in identifying a potential voting impediment, request clarifications on the situation from the shareholder, before putting the matter to a vote. If an impediment is confirmed, the relevant shareholder must be immediately absent from the discussions on the matter and abstain from voting.

If a conflict situation is identified by a shareholder and such situation is not informed as set forth above, such shareholder must inform the Company of the situation within fifteen days as of the date of the AGOE, so that the Management of the Company can take the appropriate measures with regard to the resolution.

Aligned with the understandings of CVM, in situations in which the voting impediment is clear and the shareholder does not abstain from voting, the chairman of the meeting has the power to declare such impediment, not being allowed to impede the voting in other situations, notwithstanding the legal provisions on the potential nullity of the casted vote.

3.           INFORMATION REGARDING THE MATTERS IN THE AGENDA

For information regarding the matters in the agenda of the Shareholders’ Meetings, see the Management Proposal and other documents related to the AGOE provided by the Company at its headquarters, as well as on its Investor Relations web page (http://ri.ambev.com.br), and on the web pages of CVM (https://www.gov.br/cvm) and B3 S.A. (www.b3.com.br) on the world wide web.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer